UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On March 30, 2012, the Superintendency of Banks in Chile (Superintendencia de Bancos e Instituciones Financieras) authorized Corpbanca to acquire Banco Santander Colombia S.A. and its subsidiaries “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”, subject to certain conditions.  The acquisition will be consummated in two steps. In the first step, Corpbanca will acquire a 51% interest in Banco Santander Colombia’s shares, and in the second step Corpbanca will acquire an additional 43.94% interest in Banco Santander Colombia’s shares, as well as the shares of the following subsidiaries of Banco Santander Colombia: “Santander Investment Valores Colombia, S.A.”, “Santander Investment Trust Colombia, S.A.” and “Agencia de Seguros Santander Ltda.”

Pursuant to the authorization of the Superintendency of Banks in Chile, prior to the first step of the transaction, Corpbanca must increase its capital by at least US$200 million.  The capital increase must result in a capital adequacy ratio of at least 10% on the date of the first step of the transaction and Corpbanca must maintain a capital adequacy ratio of at least 10% on the date of the second step of the transaction.  Additionally, Corpbanca must obtain authorization from the Chilean Central Bank and enter into a supervision agreement with the Superintendency of Banks in Chile and the Colombian Finance Superintendency (Superintendencia Financiera Colombiana) before the first step of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By: /s/ Fernando Massú
Name: Fernando Massú
Title: Chief Executive Officer

Date: April 3, 2012